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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            COLLECTORS UNIVERSE, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                    19421R101
                                 (CUSIP Number)



                                  David G. Hall
                         1936 E. Deere Avenue, Suite 100
                           Santa Ana, California 92705
                            Telephone: (949) 567-1234
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   Copies to:

                                 Ben A. Frydman
                         Stradling Yocca Carlson & Rauth
                      660 Newport Center Drive, Suite 1600
                         Newport Beach, California 92660
                            Telephone: (949) 725-4163

                                October 16, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

---------------------------------                 ------------------------------
CUSIP NO. 19421R101                               PAGE 2 OF 14 PAGES
---------------------------------                 ------------------------------

    ========= ==================================================================
    1         NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   David G. Hall
    --------- ------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
    --------- ------------------------------------------------------------------
    3         SEC USE ONLY

    --------- ------------------------------------------------------------------
    4         SOURCE OF FUNDS

                              OO
    --------- ------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [ ]

    --------- ------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
    ------------------- ------ -------------------------------------------------
                        7      SOLE VOTING POWER

                                            8,083,830
 NUMBER OF              ------ -------------------------------------------------
   SHARES               8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                          0
    EACH                ------ -------------------------------------------------
 REPORTING              9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                                    8,083,830
                        ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                              216,650
    --------- ------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          8,300,480
    --------- ------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                              [ ]
    --------- ------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                              32.6%
    --------- ------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON

                                 IN
    ========= ==================================================================


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ITEM 1. SECURITY AND ISSUER

        This Schedule 13D relates to the Common Stock, $.001 par value (the "Common Stock"), of Collectors Universe, Inc., a Delaware corporation (the "Issuer"), and is being filed to report information pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the shares of Common Stock of the Issuer beneficially owned (the "Shares") by David G. Hall (the "Reporting Person").

        The address of the principal executive offices of the Issuer is 1936 E. Deere Avenue, Suite 100, Santa Ana, California 92705.

ITEM 2. IDENTITY AND BACKGROUND

        (a)     The name of the Reporting Person is David G. Hall.

        (b) The address of Reporting Person is 1936 E. Deere Avenue, Suite 100, Santa Ana, California 92705.

        (c) The Reporting Person is employed as the Chairman of the Board and Chief Executive Officer of the Issuer and also is a member of its Board of Directors.

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a citizen of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The Reporting Person acquired the Shares on the formation, in February 1999, of the Issuer, which was organized as a Delaware corporation to acquire, in simultaneous private transactions, 100% ownership of five privately owned companies engaged in various collectibles businesses. In those transactions, the Issuer issued a total of 19 million shares of its Common Stock to the owners of those five companies in exchange for their shares, or the businesses and assets, of those companies. As an owner in two of those companies, the Reporting Person received a total of 8,300,480 of those shares of Common Stock issued in those transactions by the Issuer. He had acquired his ownership interests in those two companies with personal funds.

ITEM 4. PURPOSE OF TRANSACTION

        The Shares were acquired, and are being held, for investment purposes by the Reporting Person. He has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D. However, from time to time he may, in his capacity and in the performance of his duties as an officer and director of the Issuer, consider transactions of this nature.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The Reporting Person owns beneficially a total of 8,300,480 shares of Common Stock, which represents approximately 32.6% of the Issuer's currently outstanding shares.


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        (b) Set forth below are the number of the Shares beneficially owned by the Reporting Person as to which the Reporting Person has:

                                                                    Number of Shares
                                                                    ----------------
               (i)     sole power to vote or to direct the vote:         8,083,830
               (ii)    shared power to vote or to direct the
                       vote:                                                     0
               (iii)   sole power to dispose or to direct the
                       disposition:                                      8,083,830
               (iv)    shared power to dispose or to direct the
                       disposition:                                        216,650

               The 216,650 Shares as to which the Reporting Person is shown, in the table above, to share dispositive power are held by grantor trusts established for the benefit of the Reporting Person's children. The Reporting Person may be deemed to share dispositive power with the trustees of those trusts, because he has the right to reacquire any or all of those Shares by contributing other property to the trusts having a fair market value equal to those Shares.

        (c) See Item 6 below.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        On October 16, 2000, Mr. Hall entered into a Stock Pledge Agreement with Collectors Universe, Inc. pursuant to which he pledged to Collectors Universe a total of 1,000,000 of his Shares of Common Stock as security for a loan made to him. Under that Agreement, Mr. Hall retains sole voting power of those shares, but his dispositive power is restricted. However, Collectors Universe will not have dispositive power over those shares unless Mr. Hall defaults in the payment of the monetary obligations secured by those shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Attached as Exhibit 1 to this Schedule 13D is the Stock Pledge Agreement described in Item 6 above.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 25, 2000                     David G Hall

                                             /s/ DAVID G. HALL
                                            -----------------------------------
                                            David G Hall





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                                 EXHIBIT INDEX

Exhibit
Number                     Description
------                     -----------


 Ex-1              Stock Pledge Agreement